CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$3,000,000	$321.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $518,208.74 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $321.00 offset against the registration fee due for this offering and of which $517,887.74 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.
Pricing supplement no. 268 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 32-II dated January 4, 2007	Registration Statement No. 333-130051 Dated January 5, 2007 Rule 424(b)(2)

Structured Investments

JPMorgan Chase & Co.
$3,000,000
Principal Protected Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Taiwan Index and the MSCI Singapore Index due January 3, 2008

General

  The notes are designed for investors who seek exposure to any appreciation of a diversified basket of Asian indices over the term of the notes. Investors should be willing to forgo interest and dividend payments as well as any appreciation in the Basket that would exceed the Maximum Return of 9.15%, while seeking full principal protection at maturity.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 3, 2008†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on January 5, 2007 and are expected to settle on or about January 10, 2007.

Key Terms

Basket:

The notes are linked to a basket consisting of the AMEX Hong Kong 30 Index (“HKX”), the FTSE/Xinhua China 25 Index (“XINOI”), the Korea Stock Price Index 200 (“KOSPI2“), the MSCI Taiwan Index (“TWY”) and the MSCI Singapore Index (“SGY”) (each a “Basket Index” and together the “Basket Indices”).

Index Weightings:

The AMEX Hong Kong Weighting is 18.00%, the FTSE/Xinhua Weighting is 17.40%, the KOSPI 200 Weighting is 32.10%, the MSCI Taiwan Weighting is 23.40% and the MSCI Singapore Weighting is 9.10% (each an “Index Weighting” and, collectively, the “Index Weightings”).

Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero but will not be more than the Maximum Return.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero or greater than the Maximum Return. For example, if the Basket Return is greater than 9.15% and the Participation Rate is 100%, you will receive the Maximum Return on the notes of 9.15%, which entitles you to a payment at maturity of $1,091.50 for every $1,000 principal amount note.

Maximum Return:	$91.50 for each $1,000 principal amount note (or 9.15% x $1,000)
Participation Rate:	100%.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which was January 5, 2007.
Ending Basket Level:	The arithmetic average of the Basket Closing Levels on the five Averaging Dates.
Basket Closing Level:	For each of the Averaging Dates, the Basket Closing Level will be calculated as follows:

100 x [1 + ((AMEX Hong Kong Return * AMEX Hong Kong Weighting) + (FTSE/Xinhua Return * FTSE/Xinhua Weighting) + (KOSPI 200 Return * KOSPI 200 Weighting) + (MSCI Taiwan Return * MSCI Taiwan Weighting) + (MSCI Singapore Return * MSCI Singapore Weighting)]

The returns set forth in the formula above reflect the performance of each Basket Index, expressed as a percentage, from the closing level on the pricing date to the closing level on the relevant Averaging Date.

Averaging Dates†:	December 18, 2007, December 21, 2007, December 24, 2007, December 27, 2007 and December 28, 2007
Maturity Date†:	January 3, 2008
CUSIP:	48123JMU0
†

Subject to postponement of up to ten (10) business days in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-II.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 32-II and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$11.50	$988.50

Total	$3,000,000	$34,500	$2,965,500

(1)

J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $11.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $5.75 per $1,000 principal amount note. See “Underwriting” beginning on page PS-49 of the accompanying product supplement no. 32-II.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $11.50 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 5, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-II dated January 4, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated January 4, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 32-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 32-II dated January 4, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000049/e25956_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table and graph illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount equal to zero) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -100% to +80% reflects the Participation Rate of 100% and the Maximum Return of 9.15%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity

180.00	80.00%	9.15%	$91.50	+	$1,000.00	=	$1,091.50
170.00	70.00%	9.15%	$91.50	+	$1,000.00	=	$1,091.50
160.00	60.00%	9.15%	$91.50	+	$1,000.00	=	$1,091.50
130.00	30.00%	9.15%	$91.50	+	$1,000.00	=	$1,091.50
120.00	20.00%	9.15%	$91.50	+	$1,000.00	=	$1,091.50
110.00	10.00%	9.15%	$91.50	+	$1,000.00	=	$1,091.50
109.15	9.15%	9.15%	$91.50	+	$1,000.00	=	$1,091.50
105.00	5.00%	5.00%	$50.00	+	$1,000.00	=	$1,050.00
102.00	2.00%	2.00%	$20.00	+	$1,000.00	=	$1,020.00
101.00	1.00%	1.00%	$10.00	+	$1,000.00	=	$1,010.00
100.00	0.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
90.00	-10.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
80.00	-20.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
70.00	-30.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
60.00	-40.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
50.00	-50.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
40.00	-60.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
30.00	-70.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
20.00	-80.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
10.00	-90.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
0	-100.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Taiwan Index and the MSCI Singapore Index

PS-1

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by the Participation Rate of 100% does not exceed the Maximum Return of 9.15%, the Additional Amount is equal to $50 and the final payment at maturity is equal to $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(105-100)/100] x 100%) = $1,050

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80. Because the Ending Basket Level of 80 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Basket Return of 20% multiplied by the Participation Rate of 100% is greater than the Maximum Return of 9.15%, the Additional Amount is equal to the Maximum Return of $91.50 and the final payment at maturity is equal to $1,091.50 per $1,000 principal amount note.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate, provided that this payment (the Additional Amount) will not be less than zero or greater than the Maximum Return of $91.50 per $1,000 principal amount note.
  DIVERSIFICATION AMONG THE BASKET INDICES — The return on the notes is linked to a basket consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price 200 Index, the MSCI Taiwan Index and the MSCI Singapore Index. The AMEX Hong Kong 30 Index is based on the capitalization of 30 stocks actively traded on The Stock Exchange of Hong Kong Ltd. and is designed to represent a substantial segment of The Hong Kong stock market. The FTSE/Xinhua China 25 Index is a stock index calculated and published by FTSE/Xinhua Index Limited, and is designed to represent the performance of the mainland Chinese market that is available to international investors. It is currently based on the largest and the most liquid Chinese stocks listed and trading on the Stock Exchange of Hong Kong Ltd. The Korea Stock Price Index 200 is a capitalization-weighted index of 200 Korean blue-chip stocks which make up a large majority of the total market value of the Korea Stock Exchange (“KSE”). The MSCI Taiwan Index, which is calculated by Morgan Stanley Capital International Inc. (“MSCI”), is a free float-adjusted market capitalization index of securities listed on the Taiwan Stock Exchange. The MSCI Singapore Index is a free float-adjusted market capitalization index that is calculated by MSCI and designed to measure equity market performance in Singapore. For additional information about each Basket Index, see the information set forth under “The AMEX Hong Kong 30 Index,” “The FTSE/Xinhua China 25 Index,” “The Korea Stock Price Index 200,” “The MSCI Taiwan Index” and “The MSCI Singapore Index” in the accompanying product supplement no. 32-II.

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Taiwan Index and the MSCI Singapore Index

PS-2
  TAXED AS SHORT-TERM DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 32-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated as “short-term” debt instruments. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Indices or any of the component stocks of the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 32-II dated January 4, 2007.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. You will receive no more than the full principal amount of your notes at maturity if the Basket Return is zero or negative.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Basket Level of the Basket is greater than its Starting Basket Level for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return on the notes of 9.15%, regardless of the appreciation in the Basket, which may be significant.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices individually, the stocks composing the Basket Indices or contracts related to the Basket Indices. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the life of the notes but later falls below the Starting Basket Level during the latter portion of the term of the notes.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the stocks underlying each Basket Index are based, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Indices;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Basket Indices;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and volatility of the exchange rate between the U.S. dollar, the Hong Kong dollar, the Chinese yuan, the Korean won, the new Taiwan dollar and the Singapore dollar; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Taiwan Index and the MSCI Singapore Index

PS-3

Historical Information

The following graphs show the weekly performance of each Basket Index as well as the Basket as a whole from January 4, 2002 through January 5, 2007. The graph of the historical Basket performance assumes the Basket level on January 4, 2002 was 100 and the Index Weightings specified on the cover of this pricing supplement on that date. The closing level of the AMEX Hong Kong 30 Index on January 5, 2007 was 981.62. The closing level of the FTSE/Xinhua China 25 Index on January 5, 2007 was 16510.74. The closing level of the Korea Stock Price Index 200 on January 5, 2007 was 179.10. The closing level of the MSCI Taiwan Index on January 5, 2007 was 318.43. The closing level of the MSCI Singapore Index on January 5, 2007 was 368.79.

We obtained the various Basket closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on any of the Averaging Dates. We cannot give you assurance that the performance of the Basket Indices will result in the return of more than the principal amount of your notes.

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Taiwan Index and the MSCI Singapore Index

PS-4